Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that at the sixth extraordinary meeting of the third session of the employee representative meeting of the Company, Mr. Lai Jun has been elected as an Employee Representative Supervisor of the seventh session of the board of supervisors of the Company. The qualification of Mr. Lai Jun as a Supervisor is still subject to the approval of China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Mr. Lai Jun are set out below:

Mr. Lai Jun, born in May 1964, has been serving as the General Manager of the Human Resources Department of the Company since May 2021. From 2015 to 2021, he successively served as the main person in charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Hainan Branch, as well as the General Manager of Xinjiang Branch of the Company. From 2002 to 2015, he successively served as the General Manager of Ili Branch in Xinjiang, the General Manager of Urumqi Branch, and the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Xinjiang Branch of the Company. Mr. Lai Jun joined the Company in July 1984. He graduated from the Central Party School of the Chinese Communist Party, majoring in economics and management. He is a senior economist.

Mr. Lai Jun will enter into a service contract with the Company. The term of office of Mr. Lai Jun shall be effective on the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the board of supervisors. He is eligible for re-election upon expiry of his term.

The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company. As an Employee Representative Supervisor of the Company, Mr. Lai Jun will not receive any supervisor’s fee from the Company, but will receive corresponding remuneration in accordance with his position in the Company, including basic salary, performance-based salary, bonus and allowance.

Save as disclosed above, Mr. Lai Jun has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Lai Jun does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Commission File Number 001-31914

Further, there is nothing in respect of the election of Mr. Lai Jun that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board of Directors
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 2 August 2021

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang,

Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Robinson Drake Pike, Tang Xin,

Leung Oi-Sie Elsie, Lam Chi Kuen